Form 425
Filed by Bronco Drilling Company, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Allis-Chalmers Energy, Inc.
Commission File No.: 001-02199
Bronco Drilling Company, Inc. Announces Monthly Operating Results
OKLAHOMA CITY, May 9, 2008 (BUSINESS WIRE)—Bronco Drilling Company, Inc., (Nasdaq/GM:BRNC), announced today operational results for the month ended and as of April 30, 2008.
Utilization for the Company’s drilling fleet was 78% for the month of April compared to 74% for the previous month and 69% for the first quarter of 2008. The Company had an average of 45 marketed drilling rigs in April compared to 45 in the previous month and 45 for the first quarter of 2008. The average dayrate on operating drilling rigs as of April 30, 2008, was $16,563 compared to $16,657 as of March 31, 2008, and $17,101 for the first quarter of 2008.
Utilization for the Company’s workover fleet was 76% for the month of April compared to 75% for the previous month and 77% for the first quarter of 2008. The Company had an average of 53 marketed workover rigs in April compared to 50 in the previous month and 48 for the first quarter of 2008.
The Company cautions that several factors other than those discussed above may impact the Company’s operating results and that a particular trend regarding the factors above may or may not be indicative of the Company’s current or future financial performance.
About Bronco Drilling
Bronco Drilling Company, Inc. is a publicly held company headquartered in Edmond, Oklahoma, and is a provider of contract land drilling and workover services to oil and natural gas exploration and production companies. Bronco’s common stock is quoted on The NASDAQ Global Market under the symbol “BRNC”. For more information about Bronco Drilling Company, Inc., visit http://www.broncodrill.com.

Bronco Drilling Company, Inc.
Rig Status Report
as of April 30, 2008

							Est. Duration (2)
	Rig No.	Horsepower	Rig Type	Basin	Status (1)	Contract	Days	Date
1	2	400 hp	M		I
2	4	950 hp	M	Piceance	O	Term	209	11/25/2008
3	5	650 hp	M	Anadarko	O	well to well
4	6	650 hp	M	Anadarko	O	Term	302	2/26/2009
5	7	650 hp	M	Woodford	O	well to well
6	8	1000 hp	E	Williston	O	well to well
7	9	650 hp	M	Arkoma	O	Term	246	1/1/2009
8	10	1000 hp	E	Anadarko	O	well to well
9	11	1000 hp	E	Woodford	O	Term	340	4/5/2009
10	12	1500 hp	E	Anadarko	O	well to well
11	14	1200 hp	E	Woodford	O	Term	72	7/11/2008
12	15	1200 hp	E	Cotton Valley	O	well to well
13	16	1400 hp	E	Anadarko	O	well to well
14	17	1700 hp	E	Anadarko	O	well to well
15	20	1400 hp	E	Anadarko	O	well to well
16	21	2000 hp	E	Woodford	O	3 wells
17	22	1000 hp	E	Woodford	O	well to well
18	23	1000 hp	E	Piceance	O	3 wells
19	25	1500 hp	E	Woodford	O	2 wells
20	26	1200 hp	E	Anadarko	O	3 wells
21	27	1500 hp	E	Piceance	O	Term	180	10/27/2008
22	28	1200 hp	E	Anadarko	O	3 wells
23	29	1500 hp	E	Woodford	O	3 wells
24	37	1000 hp	E	Cotton Valley	O	well to well
25	41	950 hp	M	Anadarko	O	well to well
26	42	650 hp	M	Anadarko	O	well to well
27	43	1000 hp	M	Cotton Valley	O	Term	52	6/21/2008
28	51	850 hp	M	Anadarko	O	well to well
29	52	850 hp	M	Anadarko	O	well to well
30	53	850 hp	M		I
31	54	850 hp	M	Woodford	O	Term	385	5/20/2009
32	55	1000 hp	M	Anadarko	O	3 wells
33	56	1100 hp	M	Anadarko	O	well to well
34	57	1100 hp	M	Woodford	O	Term	325	3/21/2009
35	58	800 hp	M	Cotton Valley	O	well to well
36	59	850 hp	M		I
37	60	850 hp	M	Anadarko	O	well to well
38	62	1000 hp	M	Anadarko	O	well to well
39	70	450 hp	M	Anadarko	O	well to well
40	72	750 hp	M	Barnett	O	6 wells
41	75	750 hp	M	Woodford	O	Term	106	8/14/2008
42	76	700 hp	M		I
43	77	1200 hp	M	Anadarko	O	3 wells
44	78	1200 hp	M		I
45	97	850 hp	M	Anadarko	O	well to well

M —	Mechanical

E —	Electric

I —	Idle

O —	Operating

1	Rigs classified as “operating” are under contract while rigs described as “idle” are not under contract but are being actively marketed and generally ready for service.

2	The estimated contract duration is derived from discussions with our customer regarding their current projection of the days remaining to complete the project.

Changes from the prior month are highlighted.

Important Information
On January 23, 2008, Bronco Drilling Company, Inc. entered into a merger agreement with Allis-Chalmers Energy Inc. (“Allis-Chalmers”), providing for the acquisition of Bronco by Allis-Chalmers. In connection with the proposed merger, Allis-Chalmers filed a registration statement on Form S-4 (Registration No. 333-149326) with the Securities and Exchange Commission (the “SEC”) on February 20, 2008, and filed an amendment to such registration statement on Form S-4 with the SEC on March 27, 2008, which registration statement contains a joint proxy statement/prospectus of both companies. Allis-Chalmers and Bronco may file other relevant documents concerning the proposed merger, including any amendments to such registration statement. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and the other documents free of charge at the website maintained by the SEC at www.sec.gov.
The documents filed with the SEC by Allis-Chalmers may be obtained free of charge from Allis-Chalmers’ website at www.alchenergy.com or by calling Allis-Chalmers’ Investor Relations department at (713) 369-0550.
The documents filed with the SEC by Bronco may be obtained free of charge from Bronco’s website at www.broncodrill.com or by calling Bronco’s Investor Relations department at (405) 242-4444.
Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.
Allis-Chalmers and Bronco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of each company in connection with the merger. Information about the directors and executive officers of Allis-Chalmers and their ownership of Allis-Chalmers common stock is set forth in its proxy statement filed with the SEC on April 30, 2007. Information about the directors and executive officers of Bronco and their ownership of Bronco common stock is set forth in its proxy statement filed with the SEC on April 30, 2007. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus for the merger.
THIS PRESS RELEASE IS NOT AN OFFER TO SELL THE SECURITIES OF ALLIS-CHALMERS AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.
Cautionary Note Regarding Forward-Looking Statements
The information in this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, comments pertaining to estimated contract duration. Such statements are subject to risks, uncertainties and assumptions, including, but not limited to, early termination by the customer pursuant to the contract or otherwise, cancellation or completion of certain contracts or projects earlier than expected, operating hazards and other factors described in Bronco Drilling Company, Inc’s. Annual Report on Form 10-K filed with the SEC on March 8, 2007 and other filings with the SEC, which are available free of charge on the SEC’s website at www.sec.gov. Bronco cautions you that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected or implied in these statements.

Contact:	Bob Jarvis Investor Relations Bronco Drilling Company (405) 242-4444 EXT: 102 bjarvis@broncodrill.com